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jonathan Navarrete · 3rd

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- Handam BBQ
- HCC Houston Community College

Houston, Texas, United States · Contact info

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Open to work
Operations Manager roles
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About

Having a strong work ethics, paying attention to details, great sense of urgency, an organized and responsible character with over 15 years of experience in the service industry, is what best describe me as employee; working on the hospitality business with the most fascinating and talented chefs like Geoffrey Zakarian and M ...see more

Experience

General Manager
Handam BBQ · Full-time
Jun 2020 - Present · 1 yr 8 mos

Home My Network Jobs

Education

Houston Community College

Associate of Arts and Sciences - AAS, Hospitality Administration/Management

Jan 2021

Skills

Wine

Staff Training

Hiring

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Interests

Companies Schools

Houston Community College

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